September 12, 2018

VIA EDGAR

Pamela Long, Assistant Director

David Gessert, Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Corporation Finance

AD 7 — Office of Financial Services

100 F Street, NE

Washington, DC 20549

Re:                             New PennyMac Financial Services, Inc.

Registration Statement on Form S-4/A

Filed August 2, 2018, as amended

File No. 333-226531

Dear Ms. Long:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we request that the above-referenced Registration Statement on Form S-4, as amended, be declared effective at 2:00 p.m., Washington DC time, on September 14, 2018, or as soon as practicable thereafter.

Please inform Bradley C. Weber of Goodwin Procter LLP at (650) 752-3226 when the Registration Statement has been declared effective, or if you have any other questions.

Sincerely,

New PennyMac Financial Services, Inc.

By:	/s/ Derek W. Stark
Name:	Derek W. Stark, Esq.
Title:	Senior Managing Director and
Chief Legal Officer and Secretary